Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-262283

Prospectus Supplement No. 6

(To Prospectus dated May 2, 2022)

Cipher Mining Inc.

This prospectus supplement updates, amends and supplements the prospectus dated May 2, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262283). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2022, which is set forth below.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “CIFR” and “CIFRW,” respectively. On September 21, 2022, the closing price of our common stock was $1.50 and the closing price for our warrants was $0.20.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2022

CIPHER MINING INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39625	85-1614529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Vanderbilt Avenue

Floor 54, Suite C

New York, New York 10017

(Address of principal executive offices)

(332) 262-2300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	CIFR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	CIFRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On September 21, 2022, Cipher Mining Inc. (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”), under which the Company may, from time to time, sell shares of the Company’s common stock having an aggregate offering price of up to $250.0 million in “at the market offerings” through the Agent. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from the Company of up to 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement.

The Company is not obligated to sell, and the Agent is not obligated to buy or sell, any shares of common stock under the Sales Agreement. No assurance can be given that the Company will sell any shares of common stock under the Sales Agreement, or, if it does, as to the price or amount of shares of common stock that it sells or the dates when such sales will take place.

In the Sales Agreement, the Company agreed to indemnify the Agent against certain liabilities, including under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to contribute to payments that the Agent may be required to make because of such liabilities. The Company and the Agent may each terminate the Sales Agreement at any time upon specified prior written notice.

The shares will be issued pursuant to the Company’s shelf registration statement on Form S-3, including the prospectus supplement contained therein, filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2022 (the “Registration Statement”), once the Registration Statement is declared effective by the SEC. A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement.

A copy of the opinion of Latham & Watkins LLP relating to the validity of the shares of common stock that may be sold pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits related to Item 2.02 shall be deemed to be furnished, and not filed:

Exhibit Number	Description

1.1	At The Market Offering Agreement by and between the Registrant and H.C. Wainwright & Co., LLC, dated September 21, 2022 (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 21, 2022)

5.1	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 5.2 of the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 21, 2022)

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Cipher Mining Inc.

Date: September 21, 2022	By:	/s/ Tyler Page
Tyler Page
Chief Executive Officer

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